Exhibit 99.1

ImmunoPrecise Relocates European Subsidiary to LEED Certified Campus to Continue to Advance its Antibody Research Operations and Environmental Sustainability

IPA Europe’s Oss laboratories make a move to new Centre of Excellence facilities in Oss, Netherlands, with progressive environmental impact measures.

VICTORIA, British Columbia & OSS, Netherlands--(BUSINESS WIRE)--January 18, 2022--IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA) today announced the relocation of its IPA Europe Oss laboratories to a new multi-tenant biotech Center of Excellence at the Pivot Park Campus in Oss, Netherlands.

The Company previously announced the move of its IPA Europe laboratories in Utrecht to the new Accelerator building at the Utrecht Science Park this year. IPA leased new space at Pivot Park to house its second future European site to support the continuation of advanced technologies and facilities for its growing list of clients and services. The new location provides more space as well as facilities for next-generation equipment to support IPA Europe’s highly skilled personnel and continue to advance IPA’s European operations. The building, called Grizzly, is expected to be LEED certified and designed to meet the requirements for a nearly zero-energy building. This fulfills a key tenet of IPA and its ongoing commitment towards environmental sustainability. Dr. Debby Kruijsen, General Manager of IPA Europe, commented: “We are very excited to advance our ambitions driving our valuable innovation-driven antibody discovery, selection, engineering, and manufacturing capabilities in our new state-of-the-art facility. We are confident that this expansion enables us to meet the growing interest in IPA’s custom antibody solutions and R&D activities.”

About Pivot Park

Pivot Park provides world-class biopharmaceutical R&D infrastructure designed to support the development of a dynamic, pharma-based knowledge community. Pivot Park has become the hotspot for biopharmaceutical innovation in Europe and has embarked on a plan to invest in a dynamic and world-class research campus. The new Grizzly building marks an important milestone in Pivot Park’s visionary masterplan.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information included herein includes statements with respect to IPA Europe’s expectations for the new Oss location, including IPA Europe’s ability to expand and grow its business and with respect to the LEED certification of that space.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated July 27, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor contact:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com